As filed with the Securities and Exchange Commission on April 28, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BioDelivery Sciences International, Inc.

(Exact name of registrant as specified in charter)

Delaware

(State or jurisdiction of incorporation or organization)

35-2089858

(I.R.S. Employer Identification No.)

501 Aerial Center Parkway, Suite 205

Morrisville, North Carolina 27560

(919) 653-5160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark A. Sirgo, Pharm.D.

2501 Aerial Center Parkway, Suite 205

Morrisville, North Carolina 27560

(919) 653-5160

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas S. Ellenoff, Esq.

Lawrence A. Rosenbloom, Esq.

Ellenoff Grossman & Schole LLP

370 Lexington Avenue, 19th Floor

New York, New York 10017

(212) 370-1300

Fax: (212) 370-7889

Approximate date of proposed sale to the public: As soon as practicable, after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee
common stock, par value $0.01 per share, underlying May 2005 convertible note	213,956 shares(2)	$2.67	$571,263.52	$61.13
common stock, par value $0.01 per share, underlying December 2005 warrant	29,700 shares(2)	$2.67	$79,299	$8.48
common stock, par value $0.01 per share, underlying May 2005 convertible note	806,452 shares(2)(3)	$2.82	$2,274,194.60	$267.67
common stock, par value $0.01 per share, underlying May 2005 warrant	483,871 shares(2)(3)	$3.88	$1,877,419	$221.00
common stock, par value $0.01 per share	234,131 shares(2)(3)(4)	$2.82	$660,249.42	$77.71
common stock, par value $0.01 per share, underlying June 2005 warrant(5)	22,500 shares(2)(3)	$2.82	$63,450	$7.47
common stock, par value $0.01 per share, underlying June 2005 warrant(6)	7,500 shares(2)(3)	$2.82	$21,150	$2.49
TOTAL	1,798,110 shares		$5,547,025.54	$638.48(7)

Pursuant to Rule 429 under the Securities Act, the prospectus which constitutes part of this registration statement also relates to an aggregate of 1,554,454 shares of common stock registered on the registrant’s Registration Statement on Form SB-2 with the U.S. Securities and Exchange Commission (File No. 333-126336).

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
(2)	Also registered hereby are such additional and indeterminable number of shares as may be issuable due to adjustments for changes resulting from stock dividends, stock splits and similar changes as well as anti-dilution provisions applicable to the convertible note and the warrants.
(3)	Previously registered under Registration Statement on Form SB-2 (File No. 333-126336).
(4)	Represents shares issuable upon conversion of obligations underlying a convertible note issued to the selling stockholder.
(5)	Represents shares a warrant issued to the selling stockholder on June 29, 2005 to purchase 22,500 shares of common stock at an exercise price of $.001 per share.
(6)	Represents shares a warrant issued to the selling stockholder on June 29, 2005 to purchase 7,500 shares of common stock at an exercise price of $.001 per share.
(7)	$576.34 previously paid in connection with Registration Statement on Form SB-2 (File No. 333-126336).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

Pursuant to SEC Rule 429, this Registration Statement on Form S-3 is intended to be combined with and update the registrant’s Registration Statement on Form SB-2 (Commission File No. 333-126336) (the “Initial Registration”). The Initial Registration was declared effective on July 12, 2005.

The Initial Registration registered: (i) 806,452 shares of our common stock issuable upon conversion of a convertible note issued to the selling stockholder in May 2005, (ii) up to 483,871 shares of our common stock issuable upon the exercise of a warrant issued to the selling stockholder in May 2005, (iii) up to 30,000 shares of our common stock issuable upon the exercise of two warrants issued to the selling stockholder in June 2005 and (iv) up to 234,131 shares of our common stock issuable upon conversion of obligations underlying the convertible note issued to the selling stockholder in May 2005. All such securities are carried forward from the Initial Registration.

From and after the effectiveness of this Registration Statement on Form S-3, the prospectus herein contained shall be used for sales of all 1,798,110 shares of our common stock registered under the Initial Registration and this Registration Statement, which shares consist of: (i) the 243,656 shares of our common stock registered hereby and (ii) the 1,554,454 shares of our common stock registered under the Initial Registration.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, dated April 28, 2006

1,798,110 Shares of Common Stock

This prospectus relates to the public offering of up to 1,798,110 shares of our common stock, par value $0.001 per share, for sale by Laurus Master Fund, Ltd., which we refer to herein as Laurus or the selling stockholder, for its own account. These shares include: (i) up to 1,020,408 shares of our common stock issuable upon conversion of a convertible note held by Laurus, (ii) up to 543,571 shares of our common stock issuable upon the exercise of four separate warrants held by Laurus and (iii) up to 234,131 shares of common stock issuable upon conversion of obligations underlying the convertible note issued to the selling stockholder.

Our common stock and warrants are quoted on both the Nasdaq Capital Market and the Boston Stock Exchange under the symbols “BDSI” and “BDSIW”, respectively. On April 24, 2006, the closing sales price for the common stock on the Nasdaq Capital Market was $2.67 per share and the closing sales price for our warrants was $0.39 per share.

To the extent it wishes to sell its shares of our common stock as provided for herein, Laurus may offer and sell such shares on a continuous or delayed basis in the future. These sales may be conducted in the open market or in privately negotiated transactions and at market prices, fixed prices or negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock owned by Laurus, but we will receive funds from the exercise of their warrants upon exercise. Any such proceeds, if any, will be used by us for working capital and general corporate purposes. Prospective investors should read this prospectus and any amendment or supplement hereto together with additional information described under the heading “Where You Can Find More Information.”

Our principal executive offices are located at 2501 Aerial Center Parkway, Suite 205, Morrisville, North Carolina 27560. Our telephone number is (919) 653-5160.

An investment in the shares of our common stock being offered by this prospectus involves a high degree of risk. You should read the “ Risk Factors” section beginning on page 5 before you decide to purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2006.

You should rely only upon the information contained in this prospectus and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is based on information provided by us and other sources that we believe are reliable. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our business and the terms of the offering, including the merits and risks involved.

We obtained statistical data, market data and other industry data and forecasts used throughout, or incorporated by reference in, this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

This prospectus contains trademarks, tradenames, service marks and service names of BioDelivery Sciences International, Inc. and other companies.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, heretofore filed by us with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, are hereby incorporated by reference, except as superseded or modified herein:

1.	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

2.	Our Current Report on Form 8-K, filed April 3, 2006.

Each document filed subsequent to the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such document.

All documents filed by the registrant after the date of filing the initial registration statement on Form S-3 of which this prospectus forms a part and prior to the effectiveness of such registration statement pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents.

We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to BioDelivery Sciences International, Inc., 324 South Hyde Park Avenue, Suite 350, Tampa FL 33606, Attention: James A. McNulty.

-ii-

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all of the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the risk factors section, the financial statements and the notes to the financial statements. In this prospectus and any amendment or supplement hereto, unless otherwise indicated, the terms “BioDelivery Sciences International, Inc.”, “BDSI”, the “Company”, “we”, “us”, and “our” refer and relate to BioDelivery Sciences International, Inc. and its consolidated subsidiaries.

Our Company

We are a specialty biopharmaceutical company that is exploiting its licensed and proprietary patented drug delivery technologies to develop and commercialize, either on our own or in partnerships with third parties, clinically-significant new formulations of proven therapeutics. Our development strategy focuses on the utilization of the U.S. Food and Drug Administration’s 505(b)(2) approval process to obtain more timely and efficient approval of new formulations of previously approved therapeutics which incorporate our licensed drug delivery technologies. Because the 505(b)(2) approval process is designed to address new formulations of previously approved drugs, we believe it has the potential to be more cost efficient and less time consuming than other approval methods of the U.S. Food and Drug Administration, which we refer to herein as the FDA.

Our drug delivery technologies include:

•	the patented BEMA™ (transmucosal, or applied to the inner cheek membrane) drug delivery technology, and

•	the patented Bioral® nanocochleate drug delivery technology, designed for a potentially broad base of applications.

Utilizing our licensed delivery technologies, we are currently developing formulations of pharmaceuticals aimed principally at acute (i.e., short term) conditions occurring in cancer and surgical patients such as:

•	pain,

•	nausea and vomiting,

•	insomnia, and

•	fungal infections

We also believe our drug delivery technologies have the potential to be applied to other types of pharmaceuticals.

We currently generate revenue from licensing milestone payments and royalties, and have generated revenue from grants. Ultimately, if we secure approval from the FDA for our licensed and/or proprietary products and formulations, our goal will be to augment these revenues from sales of such products and formulations, on which we will pay royalties or other fees to our licensors and/or third-party collaborators.

BEMA™ Technology and Products

Our BEMA™ drug delivery technology consists of a small, dissolvable polymer disc for application to mucosal (inner lining of cheek) membranes. BEMA™ discs deliver a rapid, reliable dose of drug across mucous membranes for time-critical conditions like “breakthrough” cancer pain (i.e., episodes of severe pain which “break through” the medication used to control the persistent pain), or trauma cases where intravenous lines or injections are unavailable or not practical. We license the BEMA™ drug delivery technology on a worldwide exclusive basis from Atrix Laboratories, Inc. (now a wholly-owned subsidiary of QLT Inc.), which we refer to herein as Atrix.

Our lead BEMA™ products are: BEMA™ Fentanyl, a treatment for breakthrough cancer pain; BEMA™ Long Acting Analgesic, which we refer to herein as BEMA™ LA, a BEMA™ formulation of an already approved product in the U.S. that will target a broader range of pain conditions including post operative and, potentially, chronic pain due to osteoarthritis, lower back disorders and rheumatoid arthritis; and BEMA™ Zolpidem, a BEMA™ formulation of the most widely prescribed drug for the treatment of insomnia.

Bioral® Technology and Products

Our Bioral® encochleation drug delivery technology encapsulates the selected drug in a nanocrystalline structure termed a “cochleate” cylinder. All of the components of the cochleate cylinder are naturally occurring substances. We believe that the cochleate cylinder provides an effective delivery mechanism without forming a chemical bond, or otherwise chemically altering, the selected drug. We believe this technology will allow us to take certain drugs that were only available by intravenous injection and convert them to formulations that can be taken orally. Our Bioral® drug delivery technology was developed in collaboration with The University of Medicine and Dentistry of New Jersey, which we refer to herein as UMDNJ, and the Albany Medical College, which we refer to herein, collectively with UMDNJ, as the Universities, each of which has granted us the exclusive worldwide licenses under applicable patents.

Our lead Bioral® formulation is an encochleated version of Amphotericin B, an anti-fungal treatment for treating systemic fungal infections. A Bioral® formulation of Amphotericin B would have the potential for oral delivery of a drug that is currently only given by intravenous injection. Bioral® Amphotericin B is currently in the last stages of preclinical testing. A second formulation for intranasal administration of Amphotericin B to treat chronic rhinosinusitis, or CRS, is now in development. In April 2004, we licensed this second product to Accentia Biopharmaceuticals, Inc., an affiliate of ours which we refer to herein as Accentia, for the use in the treatment of CRS and asthma. Certain of our officers and directors are officers, directors and/or stockholders of Accentia or its subsidiaries. We have also explored other potential applications of our encochleation technology, including the creation of cochleate formulations of siRNA therapeutics, certain vaccines and important nutrients.

Emezine®

We are also developing Emezine®, a formulation of prochlorperazine, which we believe will be the first drug to be delivered transmucousally for treatment of nausea and vomiting. On February 28, 2006, we received a non-approvable letter from the FDA regarding our New Drug Application, or NDA, relating to Emezine®. The non-approvable letter stated that additional information would be required to address remaining questions. As of the date of this prospectus, we are planning a meeting with the FDA regarding their notification and will use the outcome of this meeting to evaluate the direction we intend to pursue regarding Emezine®. No assurances can be given that we will be able to satisfy any FDA concerns regarding Emezine®, and we may be forced to abandon this project. Despite the fact Emezine® represents a relatively small portion of our potential future revenues, the failure to achieve FDA approval of Emezine® could have a material adverse effect on our business. We do not, however, expect that such failure would seriously impair our overall potential future revenue growth. We licensed Emezine® from Reckitt Benckiser Healthcare (UK) Limited, which we refer to herein as Reckitt.

The May 2005 Laurus Financing and Amendments Thereto

On May 31, 2005, we consummated a $2.5 million secured convertible debt financing with Laurus in a private offering. Net proceeds from the May financing have been used to support our research, development and commercialization opportunities and for general working capital purposes.

The May 2005 Laurus investment takes the form of a convertible note secured by substantially all of our assets. The note has a 3-year term. The note bears interest at a rate equal to prime plus 2% per annum, and is convertible, under certain conditions, into shares of our common stock at a price equal to $2.45 per share (originally $3.10 per share, which price was adjusted downward as a result of our October 2005 public offering). In connection with the financing, we also issued Laurus a common stock purchase warrant to purchase up to 483,871 shares of our common stock at a price equal to $3.88 per share.

We agreed, pursuant to a registration rights agreement, to register the shares of common stock underlying the May 2005 Laurus note and the warrant. Such registration statement was declared effective by the Securities and Exchange Commission, which we refer to herein as the SEC, on July 12, 2005. Since such date of effectiveness, among other things:

(i)	We have amended our May 2005 note with Laurus twice (in July and December 2005) to defer payments of principal thereunder. As a result of these amendments, we will owe Laurus a lump principal payment of $757,580 under our May 2005 Laurus note on the first business day of July 2006. We have continued to make regular interest payments under our May 2005 Laurus note. We also issued warrants to Laurus as further consideration for these amendments;

(ii)	In October 2005, we engaged in a public offering of 4.4 million shares of our common stock at a price of $2.00 per share. As a result of the anti-dilution provisions in the May 2005 Laurus note, the conversion price of such note was adjusted downward from $3.10 to $2.45; and

(iii)	In connection with the December 2005 amendment to our May 2005 note with Laurus, we issued Laurus a common stock purchase warrant to purchase up to 29,700 shares of our common stock at a price equal to $0.001 per share.

We have filed a Registration Statement on Form S-3 (of which this prospectus forms a part) to register: (i) 213,956 additional shares of our common stock which may be issued under our May 2005 convertible note with Laurus as a result of the decrease in conversion price of such note resulting from our October 2005 offering and (ii) 29,700 shares of our common stock which Laurus may receive upon exercise of a warrant issued to Laurus in December 2005 in connection with an amendment to the May note. In addition, pursuant to SEC Rule 429, such Registration Statement on Form S-3 is intended to be combined with a Registration Statement on Form SB-2 (File No.: 333-126336) which we previously filed in connection with our May 2005 financing with Laurus and the June 2005 amendments to both our February 2005 and May 2005 Laurus financings. As a result, the aggregate number of shares registered under such combined registration statement has increased from 1,554,454 shares originally registered to 1,798,110 shares registered under the combined registration.

The Offering

Outstanding Common Stock	11,938,146 shares as of the date of this prospectus.

Common Stock Offered	Up to 1,798,110 shares of our common stock, including: (i) up to 1,020,408 shares of our common stock issuable upon conversion of our May 2005 Laurus note, (ii) up to 483,871 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in May 2005 with an exercise price of $3.88 per share, (iii) up to 22,500 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in June 2005 with an exercise price of $0.001 per share, (iv) up to 7,500 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in June 2005 with an exercise price of $0.001 per share, (v) up to 29,700 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in December 2005 with an exercise price of $0.001 per share, and (vi) up to 234,131 shares of our common stock issuable upon conversion of obligations underlying the May 2005 convertible note issued to Laurus.

Proceeds	We will not receive any proceeds from the sale of the common stock issuable upon conversion of the Laurus note that may be sold pursuant to this prospectus. We will, however, receive proceeds upon the exercise of the warrants which, if all such warrants are exercised in full, would be approximately $1,877,478. Laurus is under no obligation to exercise its warrants. Proceeds, if any, received from the exercise of warrants will be used for general corporate purposes.

Risk Factors	The securities offered hereby involve a high degree of risk. See “Risk Factors.”

Nasdaq Capital Market Symbols	BDSI, BDSIW

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RISK FACTORS

An investment in our company is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus before deciding to buy or exercise our securities. If any of the following risks actually materialize, our business and prospects could be seriously harmed, the price and value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Technologies

Our failure to obtain costly government approvals, including required FDA approvals, or to comply with ongoing governmental regulations relating to our technologies and proposed products and formulations could delay or limit introduction of our proposed formulations and products and result in failure to achieve revenues or maintain our ongoing business.

Our research and development activities and the manufacture and marketing of our proposed formulations and products are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA clearance to market our proposed formulations and products, we will have to demonstrate that our formulations and products are safe and effective on the patient population and for the diseases that are to be treated. Clinical trials, manufacturing and marketing of drugs are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, regulatory approvals can take a number of years or longer to accomplish and require the expenditure of substantial financial, managerial and other resources.

Moreover, we may never receive regulatory approval of our proposed products and formulations. On February 28, 2006, we received a non-approvable letter from the FDA regarding our Emezine ® NDA. The non-approvable letter stated that additional information would be required to address remaining questions. As of the date of this prospectus, we are planning a meeting with the FDA regarding their notification and will use the outcome of this meeting to evaluate the direction we intend to pursue regarding Emezine®. No assurances can be given that we will be able to satisfy any concerns the FDA may have regarding Emezine®. Therefore, we may be forced to abandon the Emezine® project and any revenues that we had hoped to generate from Emezine® would not be achieved. Thus, any failure to obtain regulatory approvals, including those for Emezine®, could materially and adversely effect our business, results of operations and viability.

Our failure to complete or meet key milestones relating to the development of our technologies and proposed products and formulations would significantly impair the viability of our company.

In order to be commercially viable, we must research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute formulations or products incorporating our technologies. For each drug that we formulate with our drug delivery technologies, we must meet a number of critical developmental milestones, including:

•	demonstrate benefit from delivery of each specific drug through our drug delivery technologies;

•	demonstrate through pre-clinical and clinical trials that our drug delivery technologies are safe and effective; and

•	establish a viable Good Manufacturing Process capable of potential scale-up.

The required capital and time-frame necessary to achieve these developmental milestones is uncertain, and we may not able to achieve these milestones for any of our proposed formulations or products in development. Our failure to meet these or other critical milestones would adversely affect the viability of our company.

Conducting and completing the clinical trials necessary for FDA approval is costly and subject to intense regulatory scrutiny. We will not be able to commercialize and sell our proposed products and formulations without completing such trials.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a formulation or product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA’s requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell any drug or medical device for human consumption without FDA approval.

Moreover, it is our stated intention to attempt to avail ourselves of the FDA’s 505(b)(2) approval procedure, which we believe is less costly and time consuming. If this approval pathway is not available to us with respect to a particular formulation or product or at all, the time and cost associated with developing and commercialize such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

Data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory clearances.

Data already obtained, or in the future obtained, from pre-clinical studies and clinical trials do not necessarily predict the results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry, including those involved in competing drug delivery technologies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a proposed formulation or product under development could delay or prevent regulatory clearance of the potential drug, resulting in delays to commercialization, and could materially harm our business. Our clinical trials may not demonstrate sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our drugs, and thus our proposed drugs may not be approved for marketing.

We depend on technology licensed to us by third parties, and the loss of access to this technology would terminate or delay the further development of our products, injure our reputation or force us to pay higher royalties.

We rely, in large part, on drug delivery technologies (as well as a product, Emezine®) that we license from third parties such as the Universities, Atrix and Reckitt. The loss of these licenses would seriously impair our business and future viability. After the expiration of these licenses, this technology may not continue to be available on commercially reasonable terms, if at all, and may be difficult to replace. The loss of any of these technology licenses could result in delays in developing, introducing or maintaining our products and formulations until equivalent technology, if available, is identified, licensed and integrated. In addition, any defects in the technology we may license in the future could prevent the implementation or impair the functionality of our products or formulation, delay new product or formulation introductions or injure our reputation. If we are required to enter into license agreements with third parties for replacement technology, we could be subject to higher royalty payments.

Competitors in the drug development or specialty pharmaceutical industries may develop competing technology.

Drug companies and/or other technology companies may seek to develop and market nanoencapsulation, mucosal adhesive or other technologies which may compete with our technologies. While we believe that our technologies have certain advantages over potential competitors, competitors may develop similar or different technologies which may become more accepted by the marketplace.

Risks Relating to Our Business

Since we have a limited operating history and have not generated any revenues from the sale of products to date, you cannot rely upon our limited historical performance to make an investment decision.

Since our inception in January 1997 and through December 31, 2005, we have recorded accumulated losses totaling $23,574,501. As of December 31, 2005, we had working capital of $498,670. Our ability to generate revenue and achieve profitability depends upon our ability, alone or with others, to complete the development of our proposed formulations and products, obtain the required regulatory approvals and manufacture, market and sell our proposed formulations and products.

Although we have earned some licensing-related revenue to date, we have not generated any revenue from the commercial sale of our proposed formulations or products. Since our inception, we have engaged primarily in research and development, licensing technology, seeking grants, raising capital and recruiting scientific and management personnel, although we have more recently begun to focus on commercialization activities as well with the acquisition of Arius. We have not generated revenues to date other than research grants, limited licensing or royalty revenues and a $2.5 million sale of a royalty revenue stream to Accentia. This limited history may not be adequate to enable you to fully assess our ability to develop and commercialize our technologies and proposed formulations or products, obtain FDA approval and achieve market acceptance of our proposed formulations or products and respond to competition. No assurances can be given as to exactly when, if at all, we will be able to fully develop, commercialize, market, sell and derive material revenues from our proposed formulations or products in development.

We will need to raise additional capital to continue our operations, and our failure to do so would impair our ability to fund our operations, develop our technologies or promote our formulations or products.

Our operations have relied almost entirely on external financing to fund our operations. Such financing has historically come primarily from the sale of common and preferred stock and convertible debt to third parties and to a lesser degree from grants, loans and revenue from license and royalty fees. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) and financings we have undertaken prior to the date of this prospectus, and the proceeds from our October 2005 public offering and our agreement with CDC, that our current working capital and available financing will be sufficient to satisfy our contemplated cash requirements into approximately the first quarter of 2007, assuming that we do not accelerate the development of other opportunities available to us, have Laurus demand repayment of $2,500,000 of its loan to us, engage in an extraordinary transaction or otherwise face unexpected events or contingencies, any of which could effect our cash requirements. Thereafter, and given that our current cash on hand will not fully fund all development costs of our leading product formulations, we will likely need to raise additional capital to fund our anticipated operating expenses and future expansion. Among other things, external financing will be required to cover the further development of our product formulations and other operating costs. While we expect that we will be able to find the needed capital to progress our business plan, we cannot assure you that financing, whether from external sources or related parties, will be available. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our operations and planned growth, develop or enhance our technologies, take advantage of business opportunities or respond to competitive market pressures. Any negative impact on our operations may make capital raising more difficult and may also result in a lower price for our securities.

We may have difficulty raising needed capital in the future as a result of, among other factors, our limited operating history and business risks associated with our company.

Our business currently does not generate any sales, and revenue from grants and collaborative agreements may not be sufficient to meet our future capital requirements. We do not know when this will change. We have expended and will continue to expend substantial funds in the research, development and clinical and pre-clinical testing of our drug delivery technologies and product formulations incorporating such technologies. We will require additional funds to conduct research and development, establish and conduct clinical and pre-clinical trials, commercial-scale manufacturing arrangements and to provide for the marketing and distribution. While we expect that we will have access to financial resources so that we will be able to progress with our business plan, if adequate funds are unavailable, we may have to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs or product launches or marketing efforts which may materially harm our business, financial condition and results of operations.

Our long term capital requirements are expected to depend on many factors, including, among others:

•	the number of potential formulations, products and technologies in development;

•	continued progress and cost of our research and development programs;

•	progress with pre-clinical studies and clinical trials;

•	time and costs involved in obtaining regulatory (including FDA) clearance;

•	costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	costs of developing sales, marketing and distribution channels and our ability to sell our drug formulations or products;

•	costs involved in establishing manufacturing capabilities for commercial quantities of our drug formulations or products;

•	competing technological and market developments;

•	market acceptance or our drug formulations or products;

•	costs for recruiting and retaining employees and consultants;

•	costs for training physicians; and

•	costs for legal, accounting and other professional services.

We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through the exercising of our public warrants, equity or debt financings, collaborative arrangements with corporate partners or other sources, which may be dilutive to existing stockholders or otherwise have a material effect on our current or future business prospects. If adequate funds are not available, we may be required to significantly reduce or refocus our development and commercialization efforts with regards to our delivery technologies and our proposed formulations and products.

Additionally, investors are cautioned that the total projected development costs for BEMA™ Fentanyl may exceed the maximum amounts CDC is required to fund us. In such a case, we will require additional financial resources to complete the development of BEMA™ Fentanyl, which resources may not be available to us.

Our additional financing requirements could result in dilution to existing stockholders.

The additional financings which we have undertaken and which we will require have and may in the future be obtained through one or more transactions which have diluted or will dilute (either economically or in percentage terms) the ownership interests of our stockholders. Further, we may not be able to secure such additional financing on terms acceptable to us, if at all. We have the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. We are authorized to issue 45 million shares of common stock and 5 million shares of preferred stock. Such securities may be issued without the approval or other consent of our stockholders.

Our agreements with CDC are subject to several contingencies, and the funds provided for under such agreement may not be available to us if we fail to meet certain milestones.

Under our agreements with CDC, CDC’s obligation to provide funding for the clinical development of BEMA™ Fentanyl is conditioned upon certain conditions. We achieved certain of these conditions in February 2006, which resulted in CDC making an initial payment to us of $2 million. However, if we do not meet these or other similar or related requirements, CDC can terminate their funding obligations and assume control of the BEMA™ Fentanyl project. For example, in the event that we do not diligently pursue the development and regulatory approval of BEMA™ Fentanyl or encounter certain specified negative circumstances regarding the development of BEMA™ Fentanyl, CDC has the right to pursue development and commercialization of BEMA™ Fentanyl pursuant to an exclusive, world-wide, royalty-free license, which includes the right to sublicense, and the assignment of our BEMA™ Fentanyl assets to CDC. Our loss of the BEMA™ Fentanyl project would have a material adverse effect on our business.

The funds we may receive from CDC must be paid back upon FDA approval of BEMA™ Fentanyl, and we may not be able to meet this obligation when due, which could result in our loss of BEMA™ Fentanyl.

Under our agreement with CDC, we must repay to CDC, as a milestone fee and within 60 days of FDA approval of BEMA™ Fentanyl, all funding previously provided to us by CDC. Assuming that CDC fully satisfies its funding commitment to us, of which no assurances can be given, this amount could be up to $7 million dollars. No assurances can be made that we will have funds available to us to meet this obligation. Our failure to make this payment would result in our loss of, and CDC’s assumption of, the rights to BEMA™ Fentanyl and the right to continue development thereof. Our loss of the BEMA™ Fentanyl project would have a material adverse effect on our business.

If an event of default occurs under our convertible notes with Laurus, it could seriously harm our operations.

On February 22, 2005 and May 31, 2005, we issued two separate $2.5 million secured convertible term notes to Laurus. The note and related agreements contain numerous events of default which include:

•	failure to pay interest, principal payments or other fees when due (pursuant to certain amendments to our Laurus notes, we will owe Laurus an aggregate of $1,742,434 in deferred principal payments on the first business day of July 2006; no assurances can be given that we will have the resources to make such payments or that Laurus will allow us to defer such payments again or otherwise accommodate us);

•	breach by us of any material covenant or term or condition of the notes or any agreements made in connection therewith;

•	breach by us of any material representation or warranty made in the notes or in any agreements made in connection therewith;

•	default on any indebtedness exceeding, in the aggregate, $100,000, to which we or our subsidiaries are a party;

•	assignment for the benefit of our creditors, or a receiver or trustee is appointed for us;

•	bankruptcy or insolvency proceeding instituted by or against us and not dismissed within 30 days;

•	money judgment entered or filed against us for more than $100,000 and remains unresolved for 30 days;

•	common stock suspension for 10 consecutive days or 10 days during any 30 consecutive days from a principal market, provided that we are unable to cure such suspension within 30 days or list our common stock on another principal market within 60 days; and

•	loss, damage or encumbrance upon collateral securing the Laurus debt which is valued at more than $100,000 and is not timely mitigated.

If we default on the notes and the holder demands all payments due and payable, the cash required to pay such amounts would most likely come out of working capital, which may not be sufficient to repay the amounts due. In addition, since we rely on our working capital for our day to day operations, such a default on the note could materially adversely affect our business, operating results or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. Further, our obligations under the notes are secured by substantially all of our assets. Failure to fulfill our obligations under the notes and related agreements could lead to loss of these assets, which would be detrimental to our operations.

Certain restrictions on our activities contained in the Laurus financing documents could negatively impact our ability to obtain financing from other sources.

So long as 25% of the principal amount of either of the February and May Laurus notes are outstanding, the Laurus financing documents restrict us from obtaining additional debt financing without Laurus’ approval and subject to certain specified exceptions. To the extent that Laurus declined to approve a debt financing that does not otherwise qualify for an exception to the consent requirement, we would be unable to obtain such debt financing. In addition, subject to certain exceptions, we have granted to Laurus a right of first refusal to provide additional financing to us in the event that we propose to engage in additional debt financing or to sell any of our equity securities. Laurus’ right of first refusal could act as a deterrent to third parties which may be interested in providing us with debt financing or purchasing our equity securities. To the extent that such a financing is required for us to conduct our operations, these restrictions could materially adversely impact our ability to achieve our operational objectives.

Low market prices for our common stock could result in greater dilution to our stockholders, and could negatively impact our ability to convert the Laurus debt into equity.

The market price of our common stock significantly impacts the extent to which the Laurus debt is convertible into shares of our common stock. The lower the market price of our common stock as of the respective times of conversion, the more shares we will need to issue to Laurus to convert the principal and interest payments then due. If the market price of our common stock falls below certain thresholds, we will be unable to convert any such repayments of principal and interest into equity, and we will be required to make such repayments in cash. Our operations could be materially adversely impacted if we are required to make repeated cash payments on the unrestricted portion of the Laurus debt.

The Laurus financing documents prohibit the payment of dividends by us. You should not invest in our securities on the expectation that you will receive dividends.

So long as 25% of the principal amount of either of the February or May Laurus notes are outstanding, we will be prohibited from paying dividends without the prior consent of Laurus. Moreover, we have not paid dividends on our common stock in the past, and we do not anticipate paying any such dividends for the foreseeable future. You should not invest in our securities on the expectation that you will receive dividends.

We are dependent on our collaborative agreements for the development of our drug delivery technologies and business development which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will continue to rely, on numerous collaborative agreements with universities, governmental agencies, manufacturers, contract research organizations and corporate partners for both strategic and financial resources. Our inability to secure such relationships as needed, or the loss of or failure to perform by us or our partners under any applicable agreements or arrangements, may substantially disrupt or delay our research and development and commercialization activities, including our in-process and anticipated clinical trials. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

We have a license agreement with the Universities in which they grant us exclusive license to conduct research and development of the encochleation drug delivery technology. Our research facilities are currently located on the premises of the UMDNJ pursuant to a research agreement. In addition, our BEMA™ technology and Emezine® product are licensed from third parties.

We currently rely on the facilities of the University of Medicine and Dentistry of New Jersey for all of our research activities relating to our Bioral® technology, which activities could be materially delayed should we lose access to those facilities.

We have no research and development facilities of our own. As of the date of this prospectus, we are entirely dependent on third parties to use their facilities to conduct research and development. To date, we have relied on the Universities for this purpose in relation to our Bioral® technology, as well as third party providers of testing and trial services. Additionally, the Universities own certain of the patents to our encochleation drug delivery technology. Our inability to conduct research and development, or our inability to find suitable third party providers of research and development services on an outsourcing basis, may delay or impair our ability to gain FDA approval and commercialization of our drug delivery technologies, formulations and products.

We currently lease our research facility from UMDNJ. Although a new one year lease was signed with UMDNJ in December 2005 for this facility, no assurances can be given that we will be able to extend or renew the new lease beyond this one year extension, and we may decide to relocate, scale back and/or outsource such operations. Should the lease expire or if we are otherwise are required to relocate on short notice, we do not currently have an alternate facility where we could relocate. The cost and time to establish or locate an alternative research and development facility to develop our technologies, other than through the Universities, or to find suitable third party providers of research and development services on an outsourcing basis, could be substantial and might delay gaining FDA approval and commercializing our formulations and products, assuming that we have not defaulted on the terms of our intellectual property licenses and can continue with our approval process.

We may be unable to obtain, or elect not to pursue, extensions of our NIH grants and we may not be able to secure new NIH or similar grants in the future, which could deny us important funding.

In 2001, the NIH awarded us a Small Business Innovation Research Grant, or SBIR, which we utilized in our research and development efforts relating to our Bioral ® Amphotericin B formulation. We have received all anticipated funding under this grant to date, and this grant expired in August 2004.

In 2002, the NIH awarded us a second SBIR grant which we have utilized in our research and development efforts relating to a proposed encochleated HIV subunit vaccine. This grant expired in December 2005 but was extended by the NIH in February 2006 until July 31, 2006, and we believe this will be the final extension for this grant. As a result of this extension, we expect to receive approximately $74,000 in additional funds from the NIH for this project. In 2005, we subcontracted the responsibilities under the NIH grant for this project to UMDNJ.

Also, in late July 2005, we received an indication from the NIAID, which is affiliated with the NIH, that the NIAID would, at its expense and following our achievement of certain milestones, conduct pre-clinical studies through an NIH contractor for oral, as well as intravenous, formulations of encochleated Amphotericin B. No assurances can be given that NIAID will proceed with or actually pay for this testing.

Moreover, although we may seek additional NIH funding for either of these or other programs, we may choose not to seek such funding or such funding may be unavailable to us even should we desire it. The absence of additional funding from the NIH could impair our ability to further develop our Bioral® Amphotericin B formulation or other projects. Furthermore, as a result of these expirations, we incurred a decline in sponsored research revenue with associated NIH grant expenditures in 2005.

We are exposed to product liability, clinical and pre-clinical liability risks which could place a substantial financial burden upon us, should we be sued, because we do not currently have product liability insurance above and beyond our general insurance coverage.

Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. Such claims may be asserted against us. In addition, the use in our clinical trials of pharmaceutical formulations and products that our potential collaborators may develop and the subsequent sale of these formulations or products by us or our potential collaborators may cause us to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

Since we do not currently have any FDA-approved products or formulations, we do not currently have any product liability insurance covering commercialized products, and we maintain liability insurance relating only to clinical trials on our products in development. We cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, our current and potential partners with whom we have collaborative agreements with or our future licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have sufficient liquidity to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

Acceptance of our formulations or products in the marketplace is uncertain and failure to achieve market acceptance will prevent or delay our ability to generate revenues.

Our future financial performance will depend, at least in part, upon the introduction and customer acceptance of our proposed pharmaceutical formulations or products. Even if approved for marketing by the necessary regulatory authorities, our formulations or products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

•	receipt of regulatory clearance of marketing claims for the uses that we are developing;

•	establishment and demonstration of the advantages, safety and efficacy of our formulations, products and technologies;

•	pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other health plan administrators;

•	our ability to attract corporate partners, including pharmaceutical companies, to assist in commercializing our proposed formulations or products; and

•	our ability to market our formulations or products.

Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our proposed formulations or products. If we are unable to obtain regulatory approval, commercialize and market our proposed formulations or products when planned, we may not achieve any market acceptance or generate revenue.

We may be sued by third parties who claim that our drug formulations or products infringe on their intellectual property rights, particularly because there is substantial uncertainty about the validity and breadth of medical patents.

We may be exposed to future litigation by third parties based on claims that our technologies, formulations, products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation. Most of our license agreements require that we pay the costs associated with defending this type of litigation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling, making, using, importing, incorporating or using any of our technologies and/or formulations or products that incorporate the challenged intellectual property, which would adversely affect our revenue;

•	obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

•	redesign our formulations or products, which would be costly and time-consuming.

Other parties could have patent rights which may block our products. We are aware of two issued United States patents dealing with lipid formulations of Amphotericin B products. The first of these patents, United States Patent No. 4,978,654, claims an Amphotericin B liposome product. We do not believe that our patent or technology are in conflict with this existing patent, although there can be no assurance that a court of law in the United States’ patent authorities might determine otherwise. Our belief is based upon the fact that our cochleate product does not contain liposomes, which is required by the issued claims of this patent. The second of these patents, United States Patent No. 5,616,334, claims a composition of a lipid complex containing Amphotericin B defined during prosecution as a ribbon structure. Our Bioral® nano-encapsulation technology uses cochleates which are not ribbon structures. Accordingly, we do not believe that we require a license under this patent.

We are also aware of United States Patent No. 6,585,997, related to mucoadhesive erodible drug delivery devices. We do not believe that our BEMA™ Fentanyl product is in conflict with the existing patent, at least because there are limitations recited in the issued claims that are not met by our product. Accordingly, we do not believe that we require a license under this patent for BEMA™ Fentanyl. We have not, however, conducted any patent searches with respect to our other proposed BEMA™-based products. We are further aware of U.S. Patents Nos. 5,948,430, 6,177,096 and 6,284,264, and European Patent No. 949 925, which are owned by LTS Lohmann and which also relate to mucoadhesive erodible drug delivery devices.

If a court were to determine that we infringe any of these or other patents and that such patents are valid, we might be required to seek one or more licenses to commercialize our Bioral® formulation of Amphotericin B and/or our BEMA™ products. There can be no assurance that we would be able to obtain such licenses from the patent holders. In addition, if we were unable to obtain a license, or if the terms of the license were onerous, we might be precluded from developing or commercializing these products, which would likely have a material adverse effect on our results of operations and business plans.

Most of the inventions claimed in our Bioral® patents were made with the United States government support. Therefore, the United States government has certain rights in the technology, and we have certain obligations to the U.S. government, which could be inconsistent with our plans for commercial development of products and/or processes. We believe to the extent the United States government would have rights in our licensed Bioral® technology due to their funding, we have to either obtain a waiver from the United States government relating to the United States government’s rights in the technology, or have agreements with the United States government which would grant us exclusive rights.

If we are unable to adequately protect or enforce our rights to intellectual property or secure rights to third-party patents, we may lose valuable rights, experience reduced market share, assuming any, or incur costly litigation to protect such rights.

Our ability to obtain license to patents, maintain trade secret protection and operate without infringing the proprietary rights of others will be important to our commercializing any formulations or products under development. The current and future development of our drug delivery technologies is contingent upon whether we are able to maintain licenses to access the patents. Without these licenses, the technologies would be protected from our use and we would not be able to even conduct research without prior permission from the patent holder. Therefore, any disruption in access to the technologies could substantially delay the development of our technologies.

The patent positions of biotechnology and pharmaceutical companies, including ours which involves licensing agreements, are frequently uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, our patent applications and any issued and licensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop drug delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements provide that all materials and confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual’s relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

Although our trade secrets and technical know-how are important, our continued access to the patents is a significant factor in the development and commercialization of our drug delivery technologies. Aside from the general body of scientific knowledge from other drug delivery processes and lipid technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop and apply our Bioral® and BEMA™ drug delivery systems to the drugs to which we are attempting to apply them.

We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our technologies to develop or sell competing products.

Key components of our drug delivery technologies may be provided by sole or limited numbers of suppliers, and supply shortages or loss of these suppliers could result in interruptions in supply or increased costs.

Certain components used in our research and development activities, such as lipids, are currently purchased from a single or a limited number of outside sources. For example, Aveva is our sole supplier of BEMA™ Fentanyl, and we currently purchase our lipid supplies only from Chemi, a subsidiary of Italfarmico, and from Lipoid GmbH. The reliance on a sole or limited number of suppliers could result in:

•	potential delays associated with research and development and clinical and pre-clinical trials due to an inability to timely obtain a single or limited source component;

•	potential inability to timely obtain an adequate supply of required components; and

•	potential for reduced control over pricing, quality and timely delivery.

Except for our agreement with Aveva, we do not have long-term agreements with any of our suppliers and, therefore, the supply of a particular component could be terminated without penalty to the supplier. Any interruption in the supply of components could cause us to seek alternative sources of supply or manufacture these components internally. If the supply of any components is interrupted, components from alternative suppliers may not be available in sufficient volumes within required timeframes, if at all, to meet our needs. This could delay our ability to complete clinical trials, obtain approval for commercialization or commence marketing; or cause us to lose sales, incur additional costs, delay new product introductions or harm our reputation. Furthermore, components from a new supplier may not be identical to those provided by the original supplier. Such differences if they exist could affect product formulations or the safety and effectiveness of our products that are being developed.

We have limited manufacturing experience, and once our drug formulations or products are approved, we may not be able to manufacture sufficient quantities at an acceptable cost.

We remain in the research and development and clinical and pre-clinical trial phase of product commercialization. Accordingly, once our proposed formulations or products are approved for commercial sale, we will need to establish, most likely through third parties, the capability to commercially manufacture our formulations or products in accordance with FDA and other regulatory requirements. We have limited experience in establishing, supervising and conducting commercial manufacturing. If we fail to adequately establish, supervise and conduct all aspects of the manufacturing processes, we may not be able to commercialize our formulations or products. We do not presently own manufacturing facilities necessary to provide clinical or commercial quantities of our proposed formulations or products. We presently plan to rely on third party contractors to manufacture part or all of our proposed formulations or products. This may expose us to the risk of not being able to directly oversee the production and quality of the manufacturing process. Furthermore, these contractors, whether foreign or domestic, may experience regulatory compliance difficulty, mechanic shut downs, employee strikes, or any other unforeseeable acts that may delay production.

Due to the fact that we must build our marketing, sales, managed care, and distribution infrastructure and channels, we may be unsuccessful in our efforts to sell our formulations or products.

Except for our non-exclusive distribution agreement with BioTech Specialty Partners, Inc., a development-stage company affiliated with Dr. Francis E. O’Donnell, a member of our management and significant beneficial owner of our securities, and the agreement between us and TEAMM Pharmaceuticals, also an affiliate of Dr. O’Donnell, relating to Emezine®, we have yet to establish marketing, sales or distribution capabilities for our proposed formulations or products. Even though our proposed formulations or products have not been approved by the regulatory authorities, we devote meaningful time and resources in this regard. At the appropriate time, we intend to enter into agreements with third parties to sell our proposed formulations or products, or we may develop our own sales and marketing force. We may be unable to establish or maintain third-party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors.

If we do not enter into relationships with third parties for the sales and marketing of our proposed formulations or products, we will need to develop our own sales and marketing capabilities. Our experience in developing a fully integrated commercial organization is limited to previous experience of a single member of our management. If we choose to establish a fully integrated commercial organization, we may incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build a fully integrated commercial organization on a cost effective basis or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete against these other companies. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all.

We may be unable to engage qualified distributors. Even if engaged, these distributors may:

•	fail to satisfy financial or contractual obligations to us;

•	fail to adequately market our formulations or products;

•	cease operations with little or no notice to us; or

•	offer, design, manufacture or promote competing formulations or products.

If we fail to develop sales, managed care, marketing and distribution channels, we would experience delays in generating sales and incur increased costs, which would harm our financial results.

If we are unable to convince physicians as to the benefits of our proposed formulations or products, we may incur delays or additional expense in our attempt to establish market acceptance.

Broad use of our proposed formulations and products and related drug delivery technologies may require physicians to be informed regarding our proposed pharmaceutical formulations or products and the intended benefits. The time and cost of such an educational process may be substantial. Inability to successfully carry out this physician education process may adversely affect market acceptance of our proposed formulations or products. We may be unable to timely educate physicians regarding our intended pharmaceutical formulations or products in sufficient numbers to achieve our marketing plans or to achieve product acceptance. Any delay in physician education may materially delay or reduce demand for our formulations or products. In addition, we may expend significant funds toward physician education before any acceptance or demand for our formulations or products is created, if at all.

Risks Related to Our Industry

The market for our proposed formulations and products is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industries are subject to rapid and substantial technological change. Developments by others may render our technologies and proposed formulations or products noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

We are engaged in the development of drug delivery technologies. As a result, our resources are limited and we may experience technical challenges inherent in such technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our technology. Our competitors may develop drug delivery technologies and drugs that are safer, more effective or less costly than our proposed formulations or products and, therefore, present a serious competitive threat to us.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations or products, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medication or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our technologies, formulations and products to receive widespread acceptance if commercialized.

If users of our proposed formulations or products are unable to obtain adequate reimbursement from third-party payors, or if new restrictive legislation is adopted, market acceptance of our proposed formulations or products may be limited and we may not achieve revenues.

The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could materially harm our business, financial condition and results of operations.

Our ability to commercialize our proposed formulations or products will depend in part on the extent to which appropriate reimbursement levels for the cost of our proposed formulations and products and related treatments are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical drugs and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and drugs, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our drugs.

We could be exposed to significant drug liability claims which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The testing, manufacture, marketing and sale of our proposed drug formulations involve an inherent risk that product liability claims will be asserted against us. We currently have a general liability policy with an annual aggregate limit of $2 million with a $1 million limit per occurrence which does not provide coverage for product liability for commercial products. All of our pre-clinical trials have been and all of our proposed clinical and pre-clinical trials are anticipated to be conducted by collaborators and third party contractors. We currently have insurance relating to product liability or insurance related to clinical or pre-clinical trials only with respect to our developmental product portfolio, for which we have a clinical trial liability policy providing for a $2 million aggregate limit. We intend to seek additional insurance against such risks before our product sales are commenced, although there can be no assurance that such insurance can be obtained at such time, or even if it is available, that the cost will be affordable. Even if we obtain insurance, it may prove inadequate to cover claims and/or litigation costs. The cost and availability of such insurance are unknown. Product liability claims or other claims related to our proposed formulations and products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our drug delivery technology. A product liability claim could also significantly harm our reputation and delay market acceptance of our proposed formulations and products.

Our business involves environmental risks related to handling regulated substances which could severely affect our ability to conduct research and development of our drug delivery technology.

In connection with our research and development activities and our manufacture of materials and drugs, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development may in the future involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and narcotics. The current hazardous chemicals that we currently use, which may change as our research progresses, are chloroform and methanol. We are authorized to use these and other hazardous chemicals in our facilities through our affiliation with the UMDNJ. UMDNJ also disposes these chemicals from our premises as part of our agreement to use the facilities and carries general liability insurance in this regard.

Although we believe that our safety procedures for storing, handling and disposing of such materials will comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Risks Related to Our Management and Key Employees

We depend upon key personnel who may terminate their employment with us at any time, and we will need to hire additional qualified personnel.

Our success will depend to a significant degree upon the continued services of key management, technical, and scientific personnel, including Drs. Francis O’Donnell, Mark Sirgo, Andrew Finn, Raphael Mannino and Messrs. James McNulty and Mark Salyer. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of these or other key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to development or approval, loss of sales and diversion of management resources. In addition, our success will depend on our ability to attract and retain other highly skilled personnel, including research scientists. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all, which would negatively impact our development and commercialization programs.

Additionally, we do not currently maintain “key person” life insurance on the lives of our Chairman of the Board, Dr. Frank O’Donnell, our President and Chief Executive Officer, Dr. Mark Sirgo, or any of our other executive officers. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

Executive officers, directors and entities affiliated with them have substantial control over us, which could delay or prevent a change in our corporate control favored by our other stockholders.

As of the date of this prospectus, our directors, executive officers and affiliated principal stockholders, together with their affiliates, beneficially own, in the aggregate, approximately 39% of our outstanding common stock. These figures do not reflect any conversion or exercise of our outstanding shares of Series A Preferred, the vast majority of which is held by Drs. Sirgo and Finn, our outstanding shares of Series B Preferred, all of which is held by HCG, an affiliate of Dr. O’Donnell, or our convertible notes with Laurus. Additionally, these figures do not reflect any future potential exercise of our Class A warrants or other outstanding warrants (including those issued to Laurus, CDC and Aveva) into shares of common stock or the increased percentages that our officers and directors may have in the event that they exercise any of the options granted to them under our Amended and Restated 2001 Stock Incentive Plan or if they otherwise acquire additional shares of common stock generally.

The interests of our current officer and director stockholders may differ from the interests of other stockholders. As a result, these current officer and director stockholders would have the ability to exercise significant control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets and material financing transactions;

•	approval of material financing transactions;

•	election of directors;

•	adoption of or amendments to stock option plans;

•	amendment of charter documents; or

•	issuance of “blank check” preferred stock.

Certain of our management team have relationships which may potentially result in conflicts of interests.

Dr. O’Donnell, who is the chairman of our board of directors and also a substantial beneficial owner of our securities, including all of our outstanding shares of Series B Preferred, has a financial interest in a number of other companies which have business relationships with us. These companies include Accentia, RetinaPharma Technologies, Inc., Biotechnology Specialty Partners, Inc, and American Prescription Providers, Inc. We have entered into license agreements with Accentia and RetinaPharma International, Inc. with regard to proposed products incorporating our Bioral® technology. We have entered into a non-exclusive distribution with Biotechnology Specialty Partners, Inc. Each of these business arrangements was approved (with Dr. O’Donnell abstaining) by our board of directors and our predecessor’s board of directors. In addition, Dr. Mannino is a member of the board of directors of Biovest International, Inc. (OTC BB:BVTI), a subsidiary of Accentia, and Mr. McNulty is employed by Accentia. These relationships and agreements or any future agreements may involve conflicting interests between our interests, the interests of the other entities and such members of our management.

Risks Related to Our Publicly-Traded Securities

Our stock price is subject to market factors, and your investment in our securities could decline in value.

Since our initial public offering in June 2002, there has only been a limited public market for our securities and there can be no assurance that an active trading market in our securities will be maintained. In addition, the overall market for securities in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. In particular, the market prices of securities of biotechnology and pharmaceutical companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our securities, which could cause a decline in the value of your securities. These fluctuations, as well as general economic and market conditions, may have a material or adverse effect on the market price of our common stock.

If we cannot meet the Nasdaq Capital Market’s continuing listing requirements and Nasdaq rules, Nasdaq may delist our securities, which could negatively affect our company, the price of our securities and your ability to sell our securities.

In 2004, according to rules of the Nasdaq Capital Market (formerly known as the Nasdaq SmallCap Market), our shares of common stock were subject to potential delisting from such market because we did not meet certain requirements. Also, on September 15, 2005, the Nasdaq Stock Market informed us of its view that we did not meet continuing listing requirements as a result of the non-independent status of Donald L. Ferguson, a former director of our company. These issues have been resolved and we believe that we are currently in compliance with Nasdaq listing requirements. Although, as of the date of this prospectus, our shares are still listed on the Nasdaq Capital Market, in the future, we may not be able to meet the listing maintenance requirements of the Nasdaq Capital Market and Nasdaq rules, which require, among other things, minimum stockholders equity of $2.5 million or a minimum market capitalization of $35 million and a majority of “independent” directors on our board of directors. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our securities could again be subject to delisting. Trading, if any, of our securities would thereafter be conducted in the over-the-counter market, in the so-called “pink sheets” or on the National Association of Securities Dealers, Inc.’s “electronic bulletin board.” As a consequence of any such delisting, an event of default may be called under our Laurus note and, regardless of whether such an event of default is called, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of our securities.

Additional authorized shares of our common stock and preferred stock available for issuance may adversely affect the market for our common stock.

We are authorized to issue 45 million shares of our common stock. As of April 15, 2006, there were 11,953,637 shares of common stock issued and 11,938,146 shares of common stock outstanding. However, the total number of shares of our common stock issued and outstanding does not include shares reserved in anticipation of the exercise of options or warrants. We will likely, subject to the approval of our stockholders, increase the size of our option plan at our next annual meeting of stockholders. To the extent such options (including options under our larger, amended option plan) or warrants are exercised, the holders of our common stock may experience further dilution.

In addition, as in the case of our February and May 2005 financings with Laurus, in the event that any future financing should be in the form of, be convertible into or exchangeable for, equity securities, and upon the exercise of options and warrants, investors may experience additional dilution. This same principal applies to potential conversions of shares our Series A and Series B convertible preferred stock.

Moreover, in addition to the above referenced shares of common stock which may be issued without stockholder approval, we have 5,000,000 shares of authorized preferred stock, the terms of which may be fixed by our board of directors. We have issued preferred stock in the past, and our board of directors has the authority, without stockholder approval, to create and issue one or more additional series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock may have an adverse effect on the holders of common stock.

Shares eligible for future sale may adversely affect the market for our common stock.

We presently have a significant number of convertible securities outstanding, including: (i) 1,647,059 shares of common stock issuable upon full conversion of shares of our Series A Non-Voting Convertible Preferred Stock and 941,177 shares of common stock issuable upon full conversion of shares of our Series B Convertible Preferred Stock, (ii) 2,185,595 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.43 per share, (iii) 2,085,000 shares of common stock issuable upon exercise of our outstanding publicly-traded warrants at a weighted average exercise price of $6.30 per share, (iv) 412,000 shares of common stock issuable upon exercise of our non-public warrants at a weighted average exercise price of $4.52 per share and 601,120 shares potentially issuable under the warrant issued to CDC at an exercise price of $3.50 per share, and (v) up to a maximum anticipated potential of 2,890,143 shares of common stock issuable upon full conversion or exercise, as the case may be, of our February and May 2005 notes and warrants and our June and December 2005 warrants with Laurus. If and when these securities are converted or exercised into shares of our common stock, our shares outstanding will increase. Such increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for our common stock and the market price of our common stock.

In addition, from time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one year holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a two year holding period. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our securities.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that preserve our current management.

Our certificate of incorporation and by-laws may discourage, delay or prevent a change in our management team that stockholders may consider favorable. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	permitting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These provisions could allow our board of directors to affect your rights as a stockholder since our board of directors can make it more difficult for common stockholders to replace members of the board. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

NOTE ON FORWARD LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•	our plans regarding the timing and outcome of research, development, commercialization, manufacturing, marketing and distribution efforts relating to the Bioral® and BEMA™ technology platforms and any proposed formulations or products relating thereto;

•	the domestic and international regulatory process relating to our technologies and proposed products and formulations, including the timing, status and results of our filings with the FDA, and the timing, status and results of pre-clinical work and clinical studies;

•	our ability to generate commercial viability and acceptance of our Bioral® and BEMA™ technology platforms and our proposed formulations and products, including Emezine®;

•	our ability to finance our operations on acceptable terms, either through the raising of capital, the incurrence of convertible or other indebtedness or through strategic financing partnerships;

•	the protection and control afforded by our interest in licensed patents, or our ability to enforce our rights under such licenses;

•	our ability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed products and formulations;

•	the ability of our sublicense partners to commercially exploit our drug delivery platforms and our ability to enter into sublicenses and to receive royalty and other payments from parties to whom we have sublicensed our technologies;

•	our ability to retain members of our management team and our employees;

•	our ability to receive federal, state, government or private grants; and

•	the competition that may arise in the future.

The foregoing does not represent an exhaustive list of risks. Please see “Risk Factors” for additional risks which could adversely impact our business and financial performance. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock issuable upon conversion of the note by Laurus. If and when all of the warrants held by Laurus which are registered hereunder are exercised, we will receive the proceeds from the exercise of those warrants. If these warrants are exercised in full, we will receive up to approximately $1,877,478, which we intend to use for working capital and other general corporate purposes.

SELLING STOCKHOLDER

Up to an aggregate of 1,798,110 shares of our common stock are being offered pursuant to this prospectus, including: (i) up to 1,020,408 shares of our common stock issuable upon conversion of our May 2005 Laurus note, (ii) up to 483,871 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in May 2005 with an exercise price of $3.88 per share, (iii) up to 22,500 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in June 2005 with an exercise price of $0.001 per share, (iv) up to 7,500 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in June 2005 with an exercise price of $0.001 per share, (v) up to 29,700 shares of our common stock issuable upon the exercise of a warrant held by Laurus and issued in December 2005 with an exercise price of $0.001 per share, and (vi) up to 234,131 shares of our common stock issuable upon conversion of obligations underlying the May 2005 convertible note issued to Laurus.

All proceeds of this offering will be received by Laurus for its own account. We may receive proceeds in connection with the exercise of the warrants, the underlying shares associated with which may, in turn, be sold by the selling stockholder. As used in this prospectus, the term “selling stockholder” includes the Laurus and its transferees, assignees, pledgees, donees or other successors.

On May 31, 2005, we consummated a $2.5 million secured convertible debt financing with Laurus. The Laurus investment takes the form of a convertible note secured by substantially all of our assets. The note has a 3-year term and bears interest at a rate equal to prime plus 2% per annum. The note is convertible, under certain conditions, into shares of our common stock at a price equal to $2.45 per share. In connection with the financing, we also issued Laurus a common stock purchase warrant to purchase up to 483,871 shares of our common stock at a price equal to $3.88 per share. In connection with two amendments to our May 2005 note with Laurus entered into in June and December 2005, we issued Laurus common stock purchase warrants to purchase up to, respectively, 7,500 and 29,700 shares of our common stock at a price equal to $0.001 per share.

The following table sets forth, to our knowledge, information as of April 24, 2006 regarding beneficial ownership of our common stock by Laurus both before and immediately after the offering. Actual ownership of the shares is subject to conversion of the convertible note and exercises of the warrants.

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon conversion of the note and upon exercise of the warrant held by the holder that are currently convertible or are exercisable or convertible or exercisable within 60 days after the date of the table are deemed outstanding.

To our knowledge, Laurus has sole voting and investment power with respect to all of the shares of common stock beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares held by Laurus. David Grin and Eugene Grin are the managing members of Laurus Capital Management, LLC. The address for Laurus, Laurus Capital Management, LLC and Messrs. David Grin and Eugene Grin is 825 Third Avenue, 14th Floor, New York, New York 10022. Other than with respect to the February 2005 and May 2005 financing transactions we have had with Laurus (and the related amendments thereto), Laurus has not held nor had any material relationship with us in the past three years.

The percent of beneficial ownership for the selling stockholder is based on 11,938,146 shares of common stock outstanding as of April 24, 2006. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of April 24, 2006, are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholder. After the date of effectiveness of the registration statement of which this prospectus is a part, the selling stockholder may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of its common stock. Information about the selling stockholder may change over time.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

Name	Position, Office or Other Material Relationship	Number of Shares of common stock, not including shares issuable on conversion of note or warrants, Beneficially Owned	Number of Shares Represented by note and warrants, Beneficially Owned	Total Number of Shares of common stock Beneficially Owned	Number of Shares to be Offered for the Account of the Selling Stockholder	Number of Shares to be Owned after this Offering	Percentage to be Beneficially Owned after this Offering
Laurus Master Fund, Ltd. (1)	None	0	595,713	595,713	1,798,110	0	0

(1)	The terms of the convertible note and warrant issued to Laurus, whose underlying shares of common stock are included for resale under this prospectus, provide that Laurus is not entitled to receive shares upon exercise of the warrant, upon payment of principal and interest on the note, or upon conversion of the note if such receipt would cause Laurus to be deemed to beneficially own in excess of 4.99% of the outstanding shares of our common stock on the date of issuance of such shares (such provision may be waived by Laurus upon 75 days prior written notice to us or without notice upon an event of default).

PLAN OF DISTRIBUTION

The selling stockholder or any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and therefore they will be subject to the prospectus delivery requirements of the Securities Act. In such event, any commissions received by such brokers-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute its shares of our common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholder without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the shares of our common stock being offered herein has been passed upon for us by Ellenoff Grossman & Schole LLP of New York, New York. On July 19, 2002, we issued Ellenoff Grossman & Schole LLP 25,000 options to purchase shares of our common stock at $7.00 per share. In 2004, we issued Ellenoff Grossman & Schole LLP 44,510 shares of our common stock as compensation for services rendered. Ellenoff Grossman & Schole LLP is also counsel to our subsidiary, Bioral Nutrient Delivery, LLC. During 2003, Bioral Nutrient Delivery, LLC issued 37,500 Class B Shares of BND to Ellenoff Grossman & Schole LLP. These Class B Shares were issued at the inception of Bioral Nutrient Delivery, LLC at nominal value.

EXPERTS

The financial statements as of and for each of the two years in the period ended December 31, 2005, incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2005 have been audited by Aidman, Piser & Company, P.A., independent registered public accounting firm, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 100F Fifth Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES LAW VIOLATIONS

Our certificate of incorporation provides that all our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted under the Delaware General Corporation Law, provided that they acted in good faith and that they reasoned their conduct or action was in, or not opposed to, the best interest of our company. Our Bylaws provide for indemnification of our officers, directors and others who become a party to an action on our behalf by us to the fullest extent not prohibited under the Delaware General Corporation Law. Further, we maintain officer and director liability insurance. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

BioDelivery Sciences International, Inc.

1,798,110

shares of common stock

PROSPECTUS

                        , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All such expenses will be paid by us. The amounts listed below are estimates subject to future contingencies.

Securities and Exchange Commission Registration Fee	$638.48	(*)
Printing and Engraving Expenses	$1,000.00
Accounting Fees and Expenses	$5,000.00
Legal Fees and Expenses	$15,000.00
Miscellaneous	$5,000.00
TOTAL	$26,638.48

(*)	$576.34 previously paid with Registration Statement on Form SB-2 (File No.: 333-126336).

Item 15. Indemnification of Directors and Officers.

Our certificate of incorporation provides that all our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted under the Delaware General Corporation Law, provided that they acted in good faith and that they reasoned their conduct or action was in, or not opposed to, the best interest of our company.

Our Bylaws provide for indemnification of our officers, directors and others who become a party to an action on our behalf by us to the fullest extent not prohibited under the Delaware General Corporation Law. Further, we maintain officer and director liability insurance.

Item 16. Exhibits.

The following exhibits are filed with this registration statement.

Number	Description

1.1	Form of Underwriting Agreement for June 2002 initial public offering (11)

1.2	Form of Underwriting Agreement for September 2005 public offering (35)

2.1	Agreement and Plan of Merger and Reorganization, dated August 10, 2004, by and among the Company, Arius Acquisition Corp., Arius, Dr. Mark Sirgo and Dr. Andrew Finn (21)

2.2	Asset Purchase Agreement, dated September 8, 2004, by and between the Company and Accentia, Inc. (24)

3.1	Articles of Incorporation of the Company as an Indiana corporation (6)

3.2	Articles of Amendment of the Article of Incorporation as an Indiana corporation (5)

3.3	Bylaws of the Company as an Indiana corporation (6)

3.4	Articles of Incorporation of the Company after reincorporation merger into Delaware (8)

3.5	Bylaws of the Company after reincorporation merger into Delaware (8)

3.6	Secretary’s Certificate regarding amendments to Company’s Bylaws, dated August 23, 2005 (34)

4.1	Form of Class A Warrant Agreement with Forms of Class A Warrant Certificate (9)

4.2	Form of Representative’s Unit Purchase Option (11)

4.3	Form of Specimen of Unit Certificate (12)

4.4	Form of Specimen of Common Stock Certificate (12)

4.5	Form of Specimen of Warrant Certificate (12)

4.6	Certificate of Designations of the Series A Non-Voting Convertible Preferred Stock of the Company, dated August 20, 2004 (21)

4.7	Certificate of Correction to the Certificate of Designations of the Series A Non-Voting Convertible Preferred Stock of the Company, dated August 25, 2004. (22)

4.8	Certificate of Correction to the Certificate of Designations of the Series A Non-Voting Convertible Preferred Stock of the Company, dated September 2, 2004 (23)

4.9	Certificate of Designations of the Series B Convertible Preferred Stock of the Company, dated September 3, 2004 (23)

4.10	Secured Convertible Term Note, dated February 22, 2005, by the Company in favor of Laurus Master Fund, Ltd. (27)

4.11	Common Stock Purchase Warrant, dated February 22, 2005, by the Company in favor of Laurus Master Fund, Ltd. (27)

4.12	Common Stock Purchase Warrant (22,500 shares), dated June 29, 2005, by the Company in favor of Laurus Master Fund, Ltd. (32)

4.13	Common Stock Purchase Warrant (7,500 shares), dated June 29, 2005, by the Company in favor of Laurus Master Fund, Ltd. (32)

4.14	Common Stock Purchase Warrant, dated July 15, 2005, by the Company in favor of Clinical Care Development, LLC (33)

4.15	Common Stock Purchase Warrant, dated July 15, 2005, by the Company in favor of Aveva Drug Delivery Systems, Inc. (36)

4.16	Common Stock Purchase Warrant (39,574 shares), dated December 28, 2005, by the Company in favor of Laurus Master Fund, Ltd. (37)

4.17	Common Stock Purchase Warrant (29,700 shares), dated December 28, 2005, by the Company in favor of Laurus Master Fund, Ltd. (37)

5.1	Opinion of Ellenoff Grossman & Schole LLP (*)

10.1	Research Agreement with the University of Medicine and Dentistry of New Jersey (2)

10.2	Licensing Agreement with the University of Medicine and Dentistry of New Jersey (3)

10.3	Licensing Agreement with Albany Medical College (3)

10.4	License Agreement with BioKeys Pharmaceuticals, Inc. (8)

10.5	License Agreement with Tatton Technologies, LLC (8)

10.6	Addendum to License Agreement with Tatton Technologies, LLC (10)

10.7	License Agreement with RetinaPharma, Inc. (28)

10.8	Addendum to License Agreement with RetinaPharma, Inc. (9)

10.9	License Agreement with Biotech Specialty Partners, LLC (8)

10.10	National Institutes of Health Grant Letter (8)

10.11	Merger Agreement with BioDelivery Sciences, Inc., dated July 20, 2001 (2)

10.12	Settlement Agreement and Stock Purchase Agreement with Irving Berstein, et al. (2)

10.13	Employment Agreement with Christopher Chapman (2)

10.14	Employment Agreement with James A. McNulty (2)

10.15	Employment Agreement with Dr. Frank E. O’Donnell (10)

10.16	Confidentiality Agreement for Dr. Frank E. O’Donnell (10)

10.17	Covenant Not to Compete with Dr. Frank E. O’Donnell (10)

10.18	2001 Incentive Stock Option Plan (8)

10.19	Promissory Note for BioKeys Pharmaceuticals, Inc. dated August 22, 2001 (11)

10.20	Research Agreement with PharmaResearch Corporation (9)

10.21	Credit Facility Loan Agreement with Missouri State Bank (10)

10.22	Purchase Agreement between MAS Capital, Inc. and Hopkins Capital Group II, LLC (10)

10.23	Amendment to Purchase Agreement dated March 29, 2002 (10)

10.24	Agreement between Mr. Aaron Tsai and the Company (10)

10.25	Employment Agreement with Raphael Mannino (13)

10.26	Employment Agreement with Susan Gould-Fogerite (13)

10.27	Employment Agreement with James A. McNulty (13)

10.28	Sub-License Agreement, effective as of December 31, 2002, by and between the Company and Pharmaceutical Product Development, Inc. (confidential treatment requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2) (14)

10.29	Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated January 8, 2003, by the Company, as Managing Member and the other members signatory thereto, as Class B Members (15)

10.30	Promissory Note, dated February 13, 2003, by Bioral Nutrient Delivery, LLC in favor of the Company (15)

10.31	First Amendment to Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, dated March 31, 2003 (17)

10.32	Sub-License Agreement, dated effective April 1, 2003, by and between the Company and Bioral Nutrient Delivery, LLC (17)

10.33	Management Services and Administrative Agreement, dated effective April 1, 2003, by and between the Company and Bioral Nutrient Delivery, LLC (17)

10.34	Distribution Agent Agreement, effective June 1, 2003, by and between Kashner Davidson Securities Corporation and Bioral Nutrient Delivery, LLC (17)

10.35	Amended and Restated Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated October 1, 2003, by the Company, as Managing Member (18)

10.36	First Amendment to Management Services and Administrative Agreement, dated effective April 1, 2003, by and between the Company and Bioral Nutrient Delivery, LLC (18)

10.37	License Agreement, dated effective April 12, 2004, between the Company and Accentia, Inc. (19)

10.38	Amendment to License Agreement, dated effective June 1, 2004, between the Company and Accentia, Inc. (19)

10.39	Facility Loan Agreement, dated effective August 2, 2004, between the Company and Hopkins Capital Group II, LLC (20)

10.40	Binding Letter of Intent and Termination Agreement, dated August 23, 2004, between Hopkins Capital Group II, LLC and the Company (22)

10.41	Registration Rights Agreement, dated August 24, 2004, by and among the Company and the former stockholders of Arius (22)

10.42	Employment Agreement, dated August 24, 2004, between the Company and Mark A. Sirgo (22)

10.43	Confidentiality and Intellectual Property Agreement, dated August 24, 2004, between the Company and Mark A. Sirgo (22)

10.44	Employment Agreement, dated August 24, 2004, between the Company and Andrew L. Finn (22)

10.45	Confidentiality and Intellectual Property Agreement, dated August 24, 2004, between the Company and Andrew L. Finn (22)

10.46	Voting Agreement, dated August 24, 2004, by Mark A. Sirgo and Andrew L. Finn in favor of the Company (22)

10.47	Voting Agreement, dated August 24, 2004, by certain stockholders of the Company in favor of the Company, Mark A. Sirgo and Andrew L. Finn (22)

10.48	Loan Agreement, dated April 22, 2003, by and between the Company and Gold Bank (22)

10.49	Security Agreement, dated April 22, 2003, by and between the Company and Gold Bank (22)

10.50	Limited Waiver and Forbearance Agreement, dated effective May 14, 2004, by and between the Company and Gold Bank (22)

10.51	Equity Line of Credit Agreement, dated September 3, 2004, by and between the Company and Hopkins Capital Group II, LLC (23)

10.52	Common Stock Purchase Agreement, dated January 20, 2005, between BDSI and Sigma Tau Finanziaria S.p.A. (confidential treatment requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2) (25)

10.53	Licensing Agreement, dated January 20, 2005, between the Company and Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. (confidential treatment requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2) (25)

10.54	First Amendment to Employment Agreement, dated January 31, 2005, by and between the Company and Francis E. O’Donnell, Jr. (26)

10.55	Securities Purchase Agreement, dated February 22, 2005, by and between the Company and Laurus Master Fund, Ltd. (27)

10.56	Registration Rights Agreement, dated February 22, 2005, by and between the Company and Laurus Master Fund, Ltd. (27)

10.57	Subsidiary Guaranty, dated February 22, 2005, by Arius Pharmaceuticals, Inc. and Bioral Nutrient Delivery, LLC in favor of Laurus Master Fund, Ltd. (27)

10.58	Master Security Agreement, dated February 22, 2005, by and among the Company, Arius Pharmaceuticals, Inc. and Bioral Nutrient Delivery, LLC in favor of Laurus Master Fund, Ltd. (27)

10.59	Stock Pledge Agreement, dated February 22, 2005, by and among the Company, Arius Pharmaceuticals, Inc. and Bioral Nutrient Delivery, LLC in favor of Laurus Master Fund, Ltd. (27)

10.60	Grant of Security Interest in Patents and Trademarks, dated February 22, 2005, by the Company in favor of Laurus Master Fund, Ltd. (27)

10.61	Control Agreement Regarding Limited Liability Company Interests, dated February 22, 2005, by and among the Company and Bioral Nutrient Delivery, LLC in favor of Laurus Master Fund, Ltd. (27)

10.62	Letter Amendment to License Agreement, dated March 28, 2005, between the Company and Accentia Biopharmaceuticals, Inc. (f/k/a Accentia, Inc.) (28)

10.63	Letter Amendment to License Agreement, dated April 25, 2005, between the Company and Accentia Biopharmaceuticals, Inc. (f/k/a Accentia, Inc.) (28)

10.64	Consulting Agreement, executed as of April 14, 2005, by and between the Company and Susan Gould-Fogerite (29)

10.65	Termination Agreement and Release, dated April 14, 2005, by and between the Company and Susan Gould-Fogerite (29)

10.66	Non-Qualified Stock Option Agreement, dated April 14, 2005, between the Company and Susan Gould-Fogerite (29)

10.67	Securities Purchase Agreement, dated May 31, 2005, by and between the Company and Laurus Master Fund, Ltd. (30)

10.68	Secured Convertible Term Note, dated May 31, 2005, by the Company in favor of Laurus Master Fund, Ltd. (30)

10.69	Common Stock Purchase Warrant, dated May 31, 2005, by the Company in favor of Laurus Master Fund, Ltd. (30)

10.70	Registration Rights Agreement, dated May 31, 2005, by and between the Company and Laurus Master Fund, Ltd. (30)

10.71	Reaffirmation and Ratification Agreement and Amendment, dated May 31, 2005, by and among the Company, Arius Pharmaceuticals, Inc. and Bioral Nutrient Delivery, LLC in favor of Laurus Master Fund, Ltd. (30)

10.72	Grant of Security Interest in Patents and Trademarks, dated May 31, 2005, by the Company in favor of Laurus Master Fund, Ltd. (30)

10.73	Letter Amendment to License Agreement, dated June 6, 2005, between the Company and Accentia Biopharmaceuticals, Inc. (f/k/a Accentia, Inc.) (31)

10.74	Amendment, dated June 29, 2005, to February 22, 2005 Laurus Master Fund, Ltd. financing documents (32)

10.75	Amendment, dated June 29, 2005, to May 31, 2005 Laurus Master Fund, Ltd. financing documents (32)

10.76	Clinical Development and License Agreement, dated as of July 14, 2005, among Clinical Development Capital LLC, the Company and Arius Pharmaceuticals, Inc. (confidential treatment requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2) (33)

10.77	Form of Security Agreement to be entered into by and among the Company, Arius Pharmaceuticals, Inc and Clinical Development Capital LLC (33)

10.78	Registration Rights Agreement, dated as of July 14, 2005, by and between the Company and Clinical Development Capital LLC (33)

10.79	Supply Agreement, dated October 17, 2005, by and between Aveva Drug Delivery Systems, Inc., Arius Pharmaceuticals, Inc. and the Company (36)

10.80	Second Amendment, dated December 28, 2005, to February 22, 2005 Laurus Master Fund, Ltd. financing documents (37)

10.81	Amendment, dated December 28, 2005, to May 31, 2005 Laurus Master Fund, Ltd. financing documents (37)

10.82	Employment Agreement, dated January 9, 2006, between the Company and Mark W. Salyer (38)

10.83	Amendment, dated March 30, 2006, to Equity Line of Credit Agreement by and between the Company and Hopkins Capital Group II, LLC (38)

20.1	Code of Ethical Conduct of the Registrant (28)

21.1	Subsidiaries of the Registrant (38)

23.1	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1) (*)

23.2	Consent of Aidman Piser & Company, P.A. (*)

*	Filed herewith
(2)	Previously filed with Form 10QSB, for the quarter ended March 31, 2001.
(3)	Previously filed with Form 10KSB, for the fiscal year ended December 31, 2000 filed on August 15, 2001.
(5)	Previously filed with Form 8K filed October 26, 2000 under our prior name of MAS Acquisition XXIII Corp.
(6)	Previously filed with Form 10SB filed January 18, 2000 under our prior name of MAS Acquisition XXIII Corp.
(8)	Previously filed with Form SB-2, Amendment No. 2, February 1, 2002.
(9)	Previously filed with Form SB-2, Amendment No. 3, March 26, 2002.
(10)	Previously filed with Form SB-2, Amendment No. 4, April 29, 2002.
(11)	Previously filed with Form SB-2, Amendment No. 5, May 23, 2002.
(12)	Previously filed with Form SB-2, Amendment No. 6, June 24, 2002.
(13)	Previously filed with Form 10-QSB, November 15, 2002.

(14)	Previously filed with Form 8-K, January 7, 2003.
(15)	Previously filed with Form 8-K, February 26, 2003.
(16)	Previously filed with Form 8-K, April 25, 2003.
(17)	Previously filed with Form 10-QSB/A, September 2, 2003.
(18)	Previously filed with Form 8-K, November 19, 2003.
(19)	Previously filed with Form 8-K, June 4, 2004.
(20)	Previously filed with Form 8-K, August 6, 2004.
(21)	Previously filed with Form 8-K, August 12, 2004.
(22)	Previously filed with Form 8-K, August 26, 2004.
(23)	Previously filed with Form 8-K, September 8, 2004.
(24)	Previously filed with Form 8-K, September 8, 2004.
(25)	Previously filed with Form 8-K, January 24, 2005.
(26)	Previously filed with Form 8-K, February 3, 2005.
(27)	Previously filed with Form 8-K, February 25, 2005.
(28)	Previously filed with Form 10-KSB/A, April 29, 2005.
(29)	Previously filed with Form SB-2/A, April 29, 2005.
(30)	Previously filed with Form 8-K, June 3, 2005.
(31)	Previously filed with Form 10-KSB/A, June 10, 2005.
(32)	Previously filed with Form 8-K, June 30, 2005.
(33)	Previously filed with Form 8-K, July 21, 2005.
(34)	Previously filed with Form 8-K, August 24, 2005.
(35)	Previously filed with Form SB-2/A, September 23, 2005.
(36)	Previously filed with Form 10-QSB, November 10, 2005.
(37)	Previously filed with Form 8-K, January 1, 2006.
(38)	Previously filed with Form 10-KSB, April 1, 2006.

Item 17. Undertakings.

(a)    The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morrisville, State of North Carolina, on April 28, 2006.

BIODELIVERY SCIENCES INTERNATIONAL, INC.

By:	/s/ Mark A. Sirgo
	Name:	Mark A. Sirgo
	Title:	President and Chief Executive Officer

BioDelivery Sciences International, Inc. and each of the undersigned do hereby appoint Francis E. O’Donnell, Jr. and James A. McNulty and each of them severally, its or his true and lawful attorney to execute on behalf of BioDelivery Sciences International, Inc. and the undersigned any and all amendments to this Registration Statement on Form S-3 and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; each of such persons shall have the power to act hereunder with or without the other.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Person	Capacity	Date

/s/ Francis E. O’Donnell, Jr.	Chairman of the Board and Director	April 28, 2006
Francis E. O’Donnell, Jr.

/s/ Mark A. Sirgo Mark A. Sirgo	President and Chief Executive Officer (Principal Executive Officer)	April 28, 2006

/s/ James A. McNulty James A. McNulty	Chief Financial Officer, Secretary and Treasurer (Principal Accounting Officer)	April 28, 2006

/s/ Raphael J. Mannino Raphael J. Mannino	Executive Vice President, Chief Scientific Officer and Director	April 28, 2006

/s/ William B. Stone	Director	April 28, 2006
William B. Stone

/s/ John J. Shea	Director	April 28, 2006
John J. Shea

/s/ William S. Poole	Director	April 28, 2006
William S. Poole